UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                                   Cadiz Inc.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    127537207
                                    ---------
                                 (CUSIP Number)

                                  July 7, 2009
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                           ------------------------
CUSIP No.  127537207                   13G              Page 2 of 10  Pages
-----------------------------                           ------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Altima Partners LLP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           England and Wales
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             655,550
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH               0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            655,550
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           655,550
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No.  127537207                   13G              Page 3 of 10  Pages
-----------------------------                           ------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mark Donegan
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             655,550
     OWNED BY        ------ ----------------------------------------------------
      EACH           7      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH              0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            655,550
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           655,550
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No.  127537207                   13G              Page 4 of 10  Pages
-----------------------------                           ------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dominic Robert Redfern
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             655,550
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH             0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            655,550
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           655,550
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Cadiz Inc., a Delaware Corporation.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is Cadiz Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 550 South Hope Street, Suite 2850, Los Angeles, California 90071.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Altima Partners LLP ("Altima Partners"), a limited liability partnership organized under the laws of England and Wales, which acts as investment advisor to Altima Global Special Opportunities Master Fund Limited ("AGSO") and several other funds, with respect to the shares of Common Stock directly beneficially owned by AGSO (the "Shares");

     2. Mark Donegan ("Mr. Donegan"), a citizen of the United Kingdom, who serves as chief investment officer of Altima Partners, with respect to the Shares; and

     3. Dominic Robert Redfern ("Mr. Redfern"), a citizen of the United Kingdom, who serves as a portfolio manager with AGSO, with respect to the Shares.

The foregoing are hereinafter sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to share beneficial ownership of the Shares by virtue of the relationships set forth above. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None,
---------           --------------------------------------------------
                    Residence:
                    ---------

     The address of the principal business office of Altima Partners, Mr. Donegan and Mr. Redfern is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, United Kingdom.

Item 2(c):          Citizenship:
---------           -----------

     Altima Partners is organized under the laws of England and Wales. Mr. Donegan and Mr. Redfern are citizens of the United Kingdom.

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

     Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

     127537207

Item 3:             If this statement is filed pursuant to
-------             --------------------------------------
                    Rules 13d-1(b) or 13d-2(b) or (c), check
                    ----------------------------------------
                    whether the person filing is a:
                    -------------------------------

               (a)  [ ] Broker or dealer registered under Section 15 of the Act,
               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
               (c)  [ ] Insurance  Company as defined in Section 3(a)(19) of the
                        Act,
               (d)  [ ] Investment  Company  registered  under  Section 8 of the
                        Investment Company Act of 1940,
               (e)  [ ] Investment  Adviser  in  accordance  with  Rule  13d-1
                        (b)(1)(ii)(E),
               (f)  [ ] Employee  Benefit Plan or Endowment  Fund in  accordance with 13d-1 (b)(1)(ii)(F),
               (g)  [ ] Parent  Holding  Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
               (h)  [ ] Savings  Association  as defined in Section  3(b) of the
                        Federal Deposit Insurance Act,
               (i)  [ ] Church Plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------


  A. Altima Partners
     ---------------

     (a) Amount beneficially owned: 655,550.
     (b) Percent of class: 5.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 12,510,236 shares of Common Stock issued and outstanding, as of May 4, 2009, as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2009.
     (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: 0
                (ii)  Shared power to vote or direct the vote: 655,550
                (iii) Sole power to dispose or direct the disposition: 0
                (iv)  Shared power to dispose or direct the disposition:
                      655,550

  B. Mr. Donegan
     -----------

     (a) Amount beneficially owned: 655,550.
     (b) Percent of class:  5.2%.
     (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: 0
                (ii)  Shared power to vote or direct the vote: 655,550
                (iii) Sole power to dispose or direct the disposition: 0
                (iv)  Shared power to dispose or direct the disposition:
                      655,550

  B. Mr. Redfern
     -----------

     (a) Amount beneficially owned: 655,550.
     (b) Percent of class:  5.2%.
     (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: 0
                (ii)  Shared power to vote or direct the vote: 655,550
                (iii) Sole power to dispose or direct the disposition: 0
                (iv)  Shared power to dispose or direct the disposition:
                      655,550

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------


     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 17, 2009


                         ALTIMA PARTNERS LLP


                         By:  /s/ Malcolm Goddard
                              ----------------------------------------
                              Name:   Malcolm Goddard
                              Title:  Partner





                         /s/ Mark Donegan
                         ---------------------------------------------
                         Mark Donegan




                         /s/ Dominic Robert Redfern
                         ---------------------------------------------
                         Dominic Robert Redfern

                                  EXHIBIT INDEX



Exhibit 99.1: Joint Filing Agreement, by and among Altima Partners LLP, Mark Donegan and Dominic Robert Redfern, dated July 17, 2009.